Exhibit 12.1
SELECT INCOME REIT
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Three Months Ended	Year Ended December 31,
	March 31, 2018	2017	2016	2015	2014	2013
Earnings:
Income from continuing operations (including gains on sales of properties, if any) before income tax expense and equity in earnings of an investee	$37,795	$66,764	$116,665	$75,419	$105,983	$92,662
Fixed charges	23,492	92,870	82,620	73,885	12,974	13,763
Adjusted earnings	$61,287	$159,634	$199,285	$149,304	$118,957	$106,425

Fixed charges:
Interest expense (including net amortization of debt issuance costs, premiums and discounts)	$23,492	$92,870	$82,620	$73,885	$12,974	$13,763

Ratio of Earnings to Fixed Charges	2.6x	1.7x	2.4x	2.0x	9.2x	7.7x